March 21, 2016
Trust for Professional Managers 615 East Michigan Street Milwaukee, WI 53202

Ladies and Gentlemen:
We consent to the incorporation by reference in this Registration Statement of our opinion dated November 23, 2009 regarding the sale of shares of the Gerstein Fisher Multi-Factor Growth Equity Fund, our opinion dated December 19, 2011 regarding the sale of shares of the Gerstein Fisher Multi-Factor International Growth Equity Fund and our opinion dated March 25, 2013 regarding the sale of shares of the Gerstein Fisher Multi-Factor Global Real Estate Securities Fund, each a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.
Very truly yours, /s/ Godfrey & Kahn, S.C. GODFREY & KAHN, S.C.